SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q
	[_] Form N-SAR	[_] Form N-CSR

For Period Ended: June 30, 2005

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission File Number 0-24974

Full name of registrant: DIASYS CORPORATION

Former name if applicable: N/A

Address of principal executive office (street and number):

81 West Main Street
Waterbury, Connecticut 06702

PART II
RULE 12b-25(b) AND (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

             State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              The Company has been unable to complete compilation of all necessary information due to the unexpected travel schedule and other responsibilities of its President / Chief Financial Officer and the complexities of compliance with the Sarbanes-Oxley Act. The Company expects to complete all necessary functions as necessary to effect filing of its Annual Report on Form 10-KSB within 15 calendar days following the due date thereof.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeffrey B. Aaronson        (203) 755-5083
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the fiscal year ended June 30, 2005 increased to $1,914,077 from $1,862,612 for the prior fiscal year. Selling, general and administrative expense decreased to $2,022,540 from $2,647,032 in the prior fiscal year, and the weighted number of shares outstanding increased to 16,964,674 from 12,778,508. The Company's loss per share decreased to $.12 per share from $.23 per share in the prior fiscal year. The reduction in selling, general and administrative expense is attributable primarily to the elimination of non-recurring legal fees incurred in connection with litigation with the Company's former chief executive officer and subsequent settlement of such litigation.

DIASYS CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2005	By: /s/ Gregory Witchel
Gregory Witchel
Chief Executive Officer